UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   Scruggs, Sr., Fred Ferrell
   P.O. Box 3460


   Valdosta, GA 31604-3460
2. Issuer Name and Ticker or Trading Symbol
   PAB Bankshares, Inc. (PAB)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/02
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [ ] 10% Owner
   [ ] Officer (give title below) [ ] Other (specify below)
   Director (1)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
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Common Stock                                                                                     43,343.0000    D  Direct
Common Stock                                  09/09/02    L        202.8543      A  $8.49920                    I  ESPP (2)
Common Stock                                  10/15/02    L        153.3763      A  $8.31480                    I  ESPP (2)
Common Stock                                  11/06/02    L        0.0671        A  $8.92960     356.2977       I  ESPP (2)
Common Stock                                  01/15/02    R        9.8045        A  $10.75940                   I  IRA
Common Stock                                  04/15/02    R        10.3736       A  $9.91360     945.2766       I  IRA
Common Stock                                                                                     16,117.0000    I  by Spouse
Common Stock                                                                                     14,332.0000    I  by Trust

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $9.37500                                                                                01/01/11
(right to buy)
Non-Qualified Stock Option     $10.01000                                                                               01/01/12
(right to buy)
Non-Qualified Stock Option     $13.31300                                                                               01/01/10
(right to buy)
Non-Qualified Stock Option     $16.25000                                                                               10/18/09
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
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Non-Qualified Stock Option               Common Stock                   2,000.0000                2,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,000.0000                2,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   2,000.0000                2,000.0000    D   Direct
(right to buy)
Non-Qualified Stock Option               Common Stock                   10,000.0000               10,000.0000   D   Direct
(right to buy)

Explanation of Responses:

(1)
Outside Director
(2)
Shares purchased with 50% company match funds.  Shares purchased with company match funds are vested at 50% per year for two year ve sting period.

SIGNATURE OF REPORTING PERSON
/S/ Scruggs, Sr., Fred Ferrell
DATE 01/28/03